02040917

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

Commission File No. 1-10290

DQE, INC. 401(k) RETIREMENT SAVINGS PLAN
(FORMERLY DUQUESNE LIGHT COMPANY 401(k) RETIREMENT SAVINGS
PLAN FOR MANAGEMENT EMPLOYEES)

411 Seventh Avenue
P.O. Box 1930
Pittsburgh, PA 15230-1930

(Full title of the Plan and the address of the Plan, if
different from that of the issuer named below)

DQE, Inc.

411 Seventh Avenue
Pittsburgh, PA 15219

(Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive office)

Page 1 of 17 pages
The Table of Contents is on page 3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DQE, INC. 401(k)
RETIREMENT SAVINGS PLAN

By ____________________

Stevan R. Schott
Vice President and Controller, DQE, Inc.

Dated: June 28, 2002

TABLE OF CONTENTS

Financial Statements and Exhibits

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, Pennsylvania 15222-5401

Tel: (412) 338-7200
Fax: (412) 338-7380
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the DQE, Inc. 401(k) Retirement Savings Plan Employees and Participants:

We have audited the accompanying Statements of Net Assets Available for Benefits of the DQE, Inc. 401(k) Retirement Savings Plan as of December 31, 2001 and 2000 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of Assets Held for Investment Purposes as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 28, 2002

Deloitte
Touche
Tohmatsu

DQE, INC. 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,	
	2001	**2000**
Assets:		
Investments	$ 66,984,689	$ 82,399,254
Dividends receivable	392,628	406,747
Total assets	67,377,317	82,806,001
Liabilities:		
Note payable	9,351,042	11,159,197
Interest due on note payable	192,865	230,159
Total liabilities	9,543,907	11,389,356
Net Assets Available For Benefits	$ 57,833,410	$ 71,416,645

See Notes to Financial Statements.

DQE, INC. 401(K) RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEARS ENDED DECEMBER 31,	
	2001	**2000**
Additions:		
Additions to net assets attributed to:		
Investment income:		
Dividend income, investments	$ 3,004,943	$ 4,057,910
Interest income, investments	1,259	5,590
Interest income, participant loans	25,612	10,512
Net depreciation in fair value of investments	(15,565,548)	(3,806,732)
Contributions:		
Employer	1,137,674	244,031
Employee	4,471,349	5,473,021
Other additions	113	-
Total	(6,924,598)	5,984,332
Deductions:		
Payment of benefits	5,994,260	21,943,869
Interest expense	883,341	1,048,398
Other deductions	737	5,397
Total	6,878,338	22,997,664
Net decrease	(13,802,936)	(17,013,332)
Transfers to (from) the plan (Note 8)	219,701	(46,683,949)
Net Assets Available for Benefits:		
Beginning of year	71,416,645	135,113,926
End of year	$ 57,833,410	$ 71,416,645

See Notes to Financial Statements.

DQE, INC. 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements for the Years Ended December 31, 2001 and 2000

1. Description of the Plan

DQE, Inc. (the Company), an essential products and related services distribution company, is the parent company of Duquesne Light Company (DLC). DLC is engaged in the transmission and distribution of electric energy. Effective January 1, 2001, the Duquesne Light Company 401(k) Retirement Savings Plan for Management Employees was amended and restated to reflect the transfer of sponsorship from DLC to the Company. As a result of that transfer, the Duquesne Light Company 401(k) Retirement Savings Plan for Management Employees was renamed the DQE, Inc. 401(k) Retirement Savings Plan (the Plan).

The following information offers a brief description of the Plan. Participants should refer to the Plan document, "DQE, Inc. 401(k) Retirement Savings Plan" effective January 1, 2001, as amended and restated, for more complete information.

General

The Plan is a defined contribution savings plan with a tandem leveraged Employee Stock Ownership Plan (ESOP) feature established by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. In 2001 and 2000 seven funds were available for investment of contributions to the Plan. These funds include: the *Vanguard Prime Money Market Fund,* which invests in short-term, high-quality money market instruments; the *Vanguard 500 Index Fund* which invests in all 500 stocks that make up the Standard & Poor's 500 Index, and is designed to match the performance of the index; the *Vanguard Total Bond Market Index Fund* which invests in government and corporate bond issues designed to match the performance of the Lehman Brothers Aggregate Bond Index; the *Vanguard Extended Market Index Fund* which invests in mid and small-capitalization companies and is designed to match the performance of the Wilshire 4500 Completion Index; the *Vanguard Small-Cap Index Fund* which invests in an index of small companies and is designed to match the performance of the Russell 2000 Index; the *Vanguard Total International Stock Index Fund* which invests in three Vanguard international index funds - a European fund, a Pacific fund, and an emerging markets fund - and is designed to match the investment results of the Morgan Stanley Capital International Index; and the *DQE, Inc. Common Stock Fund,* which invests in Common Stock of DQE, Inc. Voting rights are extended to Participants in the *DQE, Inc. Common Stock Fund* according to their ownership interests in the fund.

The Plan's Savings Plan Committee is the Plan Administrator and the named fiduciary for the Plan. The Savings Plan Committee has all powers necessary to carry out the provisions of the Plan and to satisfy the requirements of any applicable law. The Plan's Assets Committee establishes, among other things, the funding policy of the Plan. Northern Trust Corporation and The Vanguard Group, Inc. (Vanguard) acted as Co-trustees for the Plan from January 1, 2000 through February 29, 2000. Plan assets were transferred to Vanguard on February 29, 2000. William M. Mercer, Inc. and Vanguard acted as Co-recordkeepers for the Plan from January 1, 2000 through February 29, 2000. Northern Trust Corporation and William M. Mercer were terminated as the Trustee and Recordkeeper effective February 29, 2000. Vanguard is the sole Trustee and Recordkeeper for the period March 1, 2000 through the present. As the Trustee, Vanguard is the custodian of the Plan's assets and invests all participant contributions to the Plan as directed by the Participants. As the Recordkeeper, Vanguard is responsible for establishing

Participant Accounts, recording contributions, and determining the value and increase or decrease in each Participant Account to reflect its proportionate interest in each of the funds. Mellon Bank, N.A. serves as Trustee for the *Matching Contribution Trust*, the Trust for the leveraged ESOP feature of the Plan.

Participation

Participation in the Plan is voluntary. An eligible employee is any person, other than an employee represented by a collective bargaining unit, regularly employed by the Company or an affiliate which accepts the Plan. As of the first pay period, an eligible employee may become a Participant in the Plan by contacting Vanguard via voice response or the internet to enroll.

Contributions

Contributions to the Plan begin after an employee agrees to accept a specified reduction in salary/wage for each pay period in consideration for the Company's contribution of such amount to the Plan. These contributions are excluded from the Participant's taxable income for federal income tax purposes until received as a withdrawal or a distribution from the Plan. A Participant may increase, decrease or stop the amount of the salary/wage reduction at any time.

Effective January 1, 1992, the salary reduction contributions may not, for any year, exceed the lesser of 15% of the Participant's aggregate eligible salary, net of pretax deductions, for a calendar year or the applicable limit established by the Internal Revenue Service Code Section 402(g) ($10,500 for calendar years 2001 and 2000). The Plan also provides that certain limitations may be imposed on Participants' contributions in order to comply with statutory requirements.

Rollovers Into The Plan

Active participants may transfer all or part of a distribution from another qualified retirement plan or an individual retirement account to the plan, provided that certain statutory requirements are met. Participants have a fully vested and non-forfeitable interest in rollover accounts at all times.

Investment Elections

Each Participant may direct that salary reduction contributions be invested in one or more of the funds described previously. Allocations must be in increments of 1% of each contribution. A Participant may change such allocation at any time and may transfer all or a portion of the value of his or her Participant Account, in increments of 1%, among the seven funds at any time during the year.

Valuation

All of a Participant's salary reduction contributions are credited to his or her account. The value of each of the separate funds is determined by the Trustee on a daily basis. A Participant's interest in the *DQE, Inc. Common Stock Fund* is calculated in units which are equivalent to shares.

Matching Contributions

The Plan provides for a base and incentive match and automatic contributions depending on an employee's eligibility. The Plan provides that the Company match employee contributions to a 401(k) account from two to a maximum of six percent of an employee's eligible salary. The base match consists of a $0.50 base match per eligible contribution dollar. For certain eligible employees the Plan provides for an additional $0.25 incentive match per eligible contribution dollar, if board-approved targets are achieved. These incentive targets were achieved in 2001 and 2000. In addition to the base match, the Plan provides that certain eligible employees receive an automatic non-matching contribution of one or three percent of an employee's eligible salary. The Company is funding its automatic and matching contributions through a tandem leveraged ESOP which is part of this Plan. See Note 3 on page 12.

Vesting and Benefit Distributions

Participants are fully vested in their Participant Accounts at all times. With respect to vesting of the Participant's Matching Contribution Account, upon completion of five years of service or earlier termination of service due to disability, death, the attainment of age 62 while an employee, or plan termination, the Participant Matching Contribution Account shall become fully vested. Vested contributions may be withdrawn by, or distributed to, a Participant only upon termination of employment or upon attaining the age of 59-1/2. In the event of death, a Participant's account balance will be distributed to the Participant's beneficiary in a lump sum payment; disabled Participants may choose to receive a full distribution of their account balance. Upon proof, to the satisfaction of the Plan Administrator, of an immediate and heavy financial need, amounts contributed may be withdrawn for a hardship purpose, only after the maximum amount allowed under the Plan has been borrowed by the Participant. Following a hardship withdrawal, a Participant is not permitted to contribute to the Plan for a period of time. Certain income tax penalties may apply to withdrawals or distributions prior to age 59-1/2. Distribution of a Participant's account must commence once a Participant has ended their service with the Company and has attained age 62 or has an account balance less than $5,000.

Diversification Eligibility

Participants may begin to diversify up to 100% of their Company matching contribution account when they reach age 55 and have at least 10 years of participation in the Plan. Stock shares in the *Matching Contribution Trust* to be diversified are redeemed for cash and then directed by the Participant into the Plan's investment funds or withdrawn from the Plan, subject to tax implications if not rolled over into another qualified retirement plan or individual retirement account.

Participant Loans

Participants may borrow from their contribution accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested interest in their account balance, whichever is less. The loans are secured by the balance of the participant's account, and only one loan may be outstanding at a time. The interest rate is the prime rate plus 1 percent. Participants have up to five years to repay a general purpose loan and up to 15 years if their loan is used to purchase a primary residence.

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account, as defined by the Plan, represents a potential forfeiture. If upon reemployment the former participant fulfills certain requirements, as defined in the Plan, these potential forfeitures, including earnings, will be transferred to the Participant's Matching Contribution Account. These forfeiture reallocations amounted to $15,993 in 2001 and zero in 2000. If the former participant does not fulfill certain requirements, as defined in the Plan, these forfeitures reduce subsequent Company matching contributions to the Plan. These forfeitures amounted to $187,994 in 2001 and $395,047 in 2000.

Termination of the Plan

The Company may terminate, amend, modify or suspend the Plan in whole or in part at any time. In any such event, the Participants rights to their account balances will not be forfeited.

Tax Status

The Plan obtained its latest determination letter on January 17, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (IRC). Effective January 1, 2001, the Plan was amended and restated. The Company has applied for, but not yet received, a determination letter for the amended and restated Plan. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in the Plan's financial statements.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Valuation of Investments and Income Recognition

Investments in the *Vanguard Prime Money Market Fund* are based on historical cost, which approximates fair value. Investments in the *Vanguard Total Bond Market Index Fund* are reported at fair value based on the quoted asset value of the bond issues of the fund. Investments in the *Vanguard 500 Index Fund, Vanguard Extended Market Index Fund, Vanguard Small-Cap Index Fund, and the Vanguard Total International Stock Index Fund* are reported at fair value based on the quoted net asset value of shares of the fund. Investments in the *DQE, Inc. Common Stock Fund* are stated at fair value based upon the closing sales price of DQE, Inc. Common Stock reported on recognized securities exchanges on the last business day of the year. Investments in Duquesne Light Company Preference Stock, Plan Series A, are valued at the greater of the fair value of 1.5 shares of DQE, Inc. Common Stock or $35.50 per share. The value of $35.50 per share is the liquidation value established in the Statement with respect to the Preference Stock, Plan Series A, filed with the Department of State under Section 1522 of the Pennsylvania Business Corporation Law of 1988. Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Note Payable

The Note Payable to Duquesne Light Company represents the principal amount of the promissory note issued as consideration for the Preference Stock, Plan Series A, which was sold to the Plan to provide the matching contributions to be made to Participants.

Payment of Benefits

Benefits are recorded when paid.

Distributions Due to Participants

Amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan were $63,454 and $642,687 at December 31, 2001 and 2000, respectively.

Expenses

In 2001 and 2000, the Company paid all costs and expenses incurred in the administration of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and disclosure of contingent assets and liabilities, at the date of the financial statements. The reported amounts of additions and deductions to the Plan's net assets available for benefits during the reporting period also may be affected by the estimates and assumptions plan management is required to make. Actual results could differ from those estimates.

The Plan utilizes various investment instruments including investments in mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Derivatives

On January 1, 2001, the Plan adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

The Plan's Vanguard Funds invest in derivative instruments, financial contracts whose value is based on, or derived from, a traditional security, an asset, or a market index. Derivatives may involve risks greater than those of traditional investments. The Funds will not use derivatives for speculative purposes or as leveraged investments that magnify gains or losses or the risks of an investment. Each Fund's obligation to purchase securities under futures contracts will not exceed 20% of its total assets.

The Vanguard Funds may invest in derivative types such as stock futures, bond (interest rate) futures, options contracts, warrants, convertible securities, swap agreements, certain classes of collateralized mortgage obligations, forward foreign currency exchange contracts, and adjustable-rate securities. The Funds may invest in derivatives for the following purposes: to keep cash on hand for redemption needs while simulating full investments in stocks or bonds; to reduce the Funds' transaction costs; to add value when the derivatives are favorably priced; to maintain the same currency exposure as a Fund's index; to gain currency exposure when investing in stock index futures; or to settle trades in a foreign currency.

Plan investments in derivative instruments are recorded at fair value in the Statements of Net Assets Available for Benefits. The use of derivative instruments is not believed to materially increase the credit or market risk of the Plan's investments.

3. Employee Stock Ownership Plan (ESOP) and Note Payable to Duquesne Light Company

In December 1991, Duquesne Light established an ESOP feature to provide matching contributions under the Plan. Duquesne Light issued and sold 845,070 shares of Preference Stock, Plan Series A, to the Plan. As consideration for the stock, the Plan issued a promissory note to Duquesne Light valued at $29,999,985 with an interest rate of 8.25%.

Principal payments, due January 1, commenced in 1993. Effective December 31, 1993, the terms of the Plan's promissory note were amended to reflect a 35-year amortization period. The revised minimum loan amortization requirements for the next five years is as follows: 2002 - $2,373,849; 2003 - $282,193; 2004 - $305,474; 2005 - $330,675; 2006 - $357,956 and thereafter, $5,700,895. The Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan's dividends, equal the amount necessary to enable the Plan to make its regularly scheduled payment of principal and interest due on the note payable. This preference stock represented an unallocated investment of the Plan which the Plan began to allocate to individual Participants' Accounts beginning March 31, 1992 as the promissory note was repaid. The preference stock has an annual dividend rate of $2.80 per share. At December 31, 2001, each share of preference stock is redeemable for $35.50 worth of DQE, Inc. Common Stock, while at December 31, 2000, each share of the preference stock is redeemable for one and one-half shares of DQE, Inc. Common Stock. Alternatively, the Participant may elect to receive a cash distribution upon withdrawal from the Plan, attainment of age 59-1/2 or meeting the diversification requirements.

4. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Vanguard and shares of stock held by Mellon Bank, N.A. Both parties are Trustees as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Other related party transactions include Plan investments in shares of Common Stock of DQE, Inc., shares of Duquesne Light Company Preference Stock, Plan Series A, and administrative costs and expenses which are paid by the Company.

5. Nonparticipant-Directed Account

Information about the net assets as of December 31, 2001 and 2000 and the significant components of the changes in net assets for the years ended December 31, 2001 and 2000 relating to the Matching Contribution Trust, the nonparticipant-directed investments, is as follows:

	December 31, 2001	December 31, 2000
Assets:		
Duquesne Light Company Preference Stock, Plan Series A:		
allocated shares	$ 8,445,944	$ 8,792,908
unallocated shares	11,416,113	19,383,483
Interest bearing cash:		
allocated shares	36,571	11,499
unallocated shares	458	457
Dividends receivable:		
allocated shares	164,282	126,545
unallocated shares	228,346	280,202
Total assets	20,291,714	28,595,094
Liabilities:		
Note payable – unallocated shares	9,351,042	11,159,197
Interest due note payable - unallocated shares	192,865	230,159
Total liabilities	9,543,907	11,389,356
Net Assets	$10,747,807	$ 17,205,738

	2001	2000
Changes in Net Assets:		
Contributions	$ 1,137,610	$ 244,031
Investment income:		
Dividends - allocated shares	592,110	517,923
Dividends - unallocated shares	999,070	1,171,020
Interest	1,259	5,590
Net (depreciation) appreciation in fair value of investments:		
allocated shares	(2,787,949)	1,485,348
unallocated shares	(5,039,312)	(747,934)
Payment of benefits – allocated shares	(525,390)	(4,044,975)
Interest expense	(883,341)	(1,048,398)
Other deductions	(37)	(4,110)
Transfers to (from) the Plan and participant-directed investments	48,049	(6,985,991)
Net Decrease	$ (6,457,931)	$ (9,407,496)

6. Investments Exceeding 5% of Total Net Assets

The following represents the investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31, 2001 and 2000.

	December 31, 2001	December 31, 2000
DQE, Inc. Common Stock 246,425 and 251,054 shares, respectively	$4,664,816	$8,222,029
DQE, Inc. ESOP Trust Fund* 559,495 and 579,276 shares, respectively	$19,862,057	$28,595,094
Vanguard 500 Index Fund 229,416 and 238,088 shares, respectively	$24,292,894	$29,013,367
Vanguard Prime Money Market Fund, 6,314,372 and 6,462,694 shares, respectively	$6,314,372	$6,462,694
Vanguard Total Bond Market Index Fund, 464,780 and 396,675 shares, respectively	$4,712,873	$3,950,881

*Nonparticipant-Directed

7. Net Change in Fair Value of Investments

The net (depreciation) appreciation in fair value of investments (including investments bought, sold, and held during the year) for the years ended December 31, 2001 and 2000 is comprised of the following.

	December 31, 2001	December 31, 2000
Common Stock	$ (3,487,480)	$ 1,700,014
Preference Stock*	(7,827,261)	737,414
Mutual Funds	(4,250,807)	(6,244,160)
Total	$ (15,565,548)	$ (3,806,732)

*Nonparticipant-Directed

8. Changes in the Plan

Effective January 1, 2001 the Plan Administrator authorized the amendment and restatement of the Plan to reflect the transfer of sponsorship from DLC to the Company.

On December 3, 1999, DLC completed a power station asset exchange with FirstEnergy Corporation. On April 28, 2000, DLC completed the sale of these assets to Orion Power MidWest, L.P., which completed DLC's divestiture of their generation assets. As a result of these events, the Company's Board of Directors approved an amendment to the Plan to the effect that any Plan Participant who is involuntarily terminated by the Company in connection with either of these events shall be 100% fully vested in his or her benefits under the Plan. Account balances valued at approximately $45 million for participants that transferred to FirstEnergy were transferred to the FirstEnergy 401(k) plan in the first quarter of 2000. Account balances valued at approximately $2.5 million for participants that transferred to Orion Power were transferred to the Orion 401(k) plan in the third quarter of 2000.

In the second quarter of 2001, AquaSource, a subsidiary company of DQE, Inc., sold its bottled water operation. Participants in the Plan who were subsequently employed by the buyer had their participant account balances transferred to the buyer's savings plan. All employees of this bottled water operation were fully vested in the employer contributions made to their accounts following the closing of the sale.

In the fourth quarter of 2001, the Company initiated a restructuring plan, including an involuntary termination plan, to improve operational effectiveness and efficiency, and to reduce operational expenses. The restructuring plan provided for immediate 100% vesting in the Matching Contribution Trust for any Plan Participant who was involuntarily terminated by the Company in connection with the restructuring. These participants were also granted Company contributions for the fourth quarter even if not employed on the last day of the quarter.

9. Subsequent Events

Effective January 1, 2002, as a result of an amendment passed subsequent to the end of the 2001 plan year, the Company was named as the Plan Administrator and began to perform functions previously executed by the Assets Committee and the Savings Plan Committee. The same amendment also allows for employer contribution forfeitures to be used to pay expenses of the Plan.

Additional amendments have been made during for the 2002 Plan year, including those required as a result of the Economic Growth and Tax Relief Reconciliation Act of 2001, Department of Labor regulations, Internal Revenue Service notices, and Company operations. These amendments include, but are not limited to, the following changes:

- Vesting in employer contributions changed from five years to three years
- Annual addition dollar limit and maximum compensation limit increased
- Modification to Top-Heavy Rules
- Elimination of the multiple use test in the nondiscrimination testing
- Reduction of the suspension period following hardship withdrawals to six months

The Company does not believe that the adoption of these amendments will have a significant impact on the financial statements of the Plan.

During the second quarter of 2002, the Company announced a new business strategy, a key step to which includes the divestiture of non-core, under-performing businesses. Should the Company execute a sale of any or all of these businesses, the Plan may be impacted significantly, based upon current Plan provisions, potential amendments, or resulting employment termination agreements.

DQE, Inc. 401(k) Retirement Savings Plan
Schedule of Assets Held for Investment Purposes
December 31, 2001

Identity of Issue	Investment Type	Cost	Current Value
* Vanguard 500 Index Fund Investor Shares	Registered Investment Company 229,416 shares		$ 24,292,894
* Vanguard Extended Market Index Fund Investor Shares	Registered Investment Company 116,636 shares		2,693,128
* Vanguard Prime Money Market Fund	Registered Investment Company 6,314,372 shares		6,314,372
* Vanguard Small-Cap Index Fund Investor Shares	Registered Investment Company 139,192 shares		2,758,790
* Vanguard Total Bond Market Index Fund	Registered Investment Company 464,780 shares		4,712,873
* Vanguard Total International Stock Index Fund	Registered Investment Company 140,737 shares		1,306,040
* DQE, Inc. Common Stock Fund	Company Stock Fund 246,425 shares		4,664,816
**Duquesne Light Company Preference Stock, Plan Series A	Company Stock Fund 559,495 Shares	$ 16,600,631	19,862,057
* Loan Fund – Various Participants	Participant loans with a 6.0%, 6.5%, or 10% interest rate and maturity dates ranging from January 2002 through December 2006		342,690
* Mellon Bank, N.A. Interest-Bearing Cash	Interest-Bearing Cash		37,029
Total Assets Held for Investment Purposes			$ 66,984,689

* Party in Interest
** Nonparticipant-Directed

EXHIBIT I

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Post Effective Amendment No. 1 to Registration Statement No. 33-29146 and Post-Effective Amendment No. 1 to Registration Statement No. 33-72582 of DQE, Inc. on Form S-8 of our report dated June 28, 2002 appearing in this Annual Report on Form 11-K of the DQE, Inc. 401(k) Retirement Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

June 28, 2002
Pittsburgh, Pennsylvania